SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 7)

American Financial Group, Inc.
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(Name of Issuer)

Common Stock, No Par Value
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(Title of Class of Securities)

025932 10 4
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(CUSIP Number)

James C. Kennedy, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2538
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2002
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ X ]  Rule 13d-1(b)
   [   ]  Rule 13d-1(c)
   [   ]  Rule 13d-1(d)

Page 1 of 6 Pages

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CUSIP NO. 025932 10 4	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

The Administrative Plan Committee of The American
Financial Group, Inc. Retirement and Savings Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

5	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

SOLE VOTING POWER

7,928,144 Shares (See Item 2)

6	SHARED VOTING POWER

- - -

7	SOLE DISPOSITIVE POWER SHARED VOTING POWER

7,928,144 Shares (See Item 2)

8	SHARED DISPOSITIVE POWER

- - -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

7,928,144 Shares (See Item 2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.7%

12	TYPE OF REPORTING PERSON*

EP

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CUSIP NO. 025932 10 4	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer

American Financial Group, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices.

One East Fourth Street, Cincinnati, Ohio 45202

Item 2(a)	Names of Person Filing

The Administrative Plan Committee of The American
Financial Group, Inc. Retirement and Savings Plan

Item 2(b)	Address of Principal Business Office, or if None, Residence

One East Fourth Street, Cincinnati, Ohio 45202

Item 2(c)	Citizenship

Not Applicable

Item 2(d)	Title of Class of Securities

Common Stock, no par value

Item 2(e)	Cusip Number

025932 10 4

Item 3	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
And the person filing is an Employee Benefit Plan, Pension
Fund which is subject to the provisions of the Employee
Retirement Income Security Act of 1974 or Endowment Fund

Item 4	Ownership

(a)	Amount Beneficially Owned:	7,928,144
(b)	Percentage of Class:	11.7%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or direct the vote:	7,928,144
	(ii) Shared power to vote or direct the vote:	none
(iii) Sole power to vote or direct the
	disposition of:	7,928,144
(iv) Shared power to dispose or direct the
	disposition of:	none

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CUSIP NO. 025932 10 4              13G               Page 4 of 6 Pages

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    February 5, 2003

The Administrative Plan Committee of The
American Financial Group, Inc. Retirement
And Savings Plan

By: Sandra W. Heimann*
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Sandra W. Heimann, Member

By: Thomas E. Mischell*
-------------------------------
Thomas E. Mischell, Member

Karl J. Grafe
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*By Karl J. Grafe, Attorney-in-Fact pursuant to authority granted in the Powers of Attorney attached hereto as Exhibit 1.

CUSIP NO. 025932 10 4            13G              Page 5 of 6 Pages


Exhibit 1

POWER OF ATTORNEY

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     I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/Carl H. Lindner
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Carl H. Lindner

     I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/Carl H. Lindner III
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Carl H. Lindner III

     I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ S. Craig Lindner
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S. Craig Lindner

CUSIP NO. 025932 10 4               13G               Page 6 of 6 Pages


POWER OF ATTORNEY

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     I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ Keith E. Lindner
------------------------------------
Keith E. Lindner